Trivalence
Mining Corporation

03 NOV -6 AM 7:21

03037171

October 27, 2003

TSX.V- "TMI"
NASD OTCBB- "TMIGF"

NEWS RELEASE

SUPPL

PRIVATE PLACEMENT FINANCING OF UP TO $3.5 MILLION

TRIVALENCE MINING CORPORATION (the "Company") has entered into a Fiduciary Services Agreement effective September 10, 2003 as amended October 24, 2003 and a Term Sheet with ODL Securities Limited ("ODL") of London, England for ODL to assist the Company on an institutional private placement financing of between $3.0 Million and $3.5 Million.

The Company proposes to issue a minimum of 6,000,000 and a maximum of 7,000,000 units of the Company at a price of 50 cents per unit. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase one common share at a price of 75 cents for a period of 24 months after the closing date. ODL will be paid a fee equal to 8 per cent of the gross proceeds of the placement and will be granted agents warrants representing 10 per cent of the gross amount of the placement exercisable at a price of 50 cents for a period of 12 months from the closing date.

The Company has two producing diamond mines, one located in the Republic of Guinea, West Africa, and the other in the Republic of South Africa. Tinto Botswana (a subsidiary of Rio Tinto) is, under the terms of a joint venture agreement, earning into the Company's prospecting licenses covering an area of 3,745 sq. km. in the Kgalagadi district, Republic of Botswana. The net proceeds of the placement will be used to purchase additional heavy equipment at a cost of approximately $2.7 Million for use at the Company's Aredor Diamond Mine, Guinea, West Africa and for general working capital purposes. The equipment will be used to support the Company's move to a three plant production plan at Aredor. The private placement is subject to acceptance by the TSX Venture Exchange. Closing is expected to be on or before November 6, 2003, subject to regulatory approval.

For further information, please contact Omair Choudhry at (604) 684-2401 or 1-888-273-3671 (toll free) or Email: tmi@trivalence.com

Waseem Rahman
Director

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

dlw 11/13

The Company relies upon litigation protection for "forward looking" statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

502 - 815 Hornby St., Vancouver, British Columbia, Canada V6Z 2E6
Telephone: (604) 684-2401 • Facsimile: (604) 684-2407 • Toll Free: 1-888-273-3671
Website: www.trivalence.com